Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

June 2, 2014

VIA EDGAR AND FEDERAL EXPRESS

Larry Spirgel Assistant Director United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Cachet Financial Solutions, Inc. (the “Company”)
Registration Statement on Form S-1 Filed May 7, 2014
File Number 333-195782

Dear Mr. Spirgel:

This letter responds on behalf of the Company to your comment letter dated May 15, 2014 (the “Comment Letter”), with respect to the above-referenced registration statement filed by the Company with the Commission.  To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, numbered to correspond to your letter.  The Company is also filing an amendment to the registration statement (the “Amendment”) incorporating the revisions referred to in the responses below.

Form S-1 filed May 7, 2014

Prospectus Summary, page 1

1.
Please revise your summary to eliminate the use of jargon in describing the services you provide to your customers.  For example, we note the use of the terms “cloud-based” and “SaaS” to describe your products.  Please explain in plain English the products and services you provide to your customers.

RESPONSE:  The Company has revised the description of its products and services contained in the Summary and Business sections of the prospectus.  Please see those revised descriptions beginning at pp. 2 and 34, respectively, of the prospectus contained within the Amendment.

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
June 2, 2014

Business, page 34

Outsourced Functions, page 40

2.	We note your disclosure that you intend to have an “initial release” of your RDC platform by second quarter of 2014. Please update this disclosure to clarify whether this release is on schedule.

RESPONSE:  The Company has considered your comment and continues to believe that it will begin the release of its RDC platform during on or prior to June 30.  Accordingly, the prospectus has not been revised.

Notes to Condensed Consolidated Financial Statements (unaudited)

10. Acquisition

Acquisition of Select Mobile Money, page F-36

3.
We note your disclosure of the acquisition of Select Mobile Money in March 2014.  Tell us how you evaluated this acquisition in determining whether you acquired a business.  If it is a business, tell us how you considered the guidance in Rule 8-04 of Regulation S-X in determining whether you are required to include audited financial statements of the acquired business and pro forma financial information.

RESPONSE:  The Company considered Rule 3-05(a)(2) of Regulation S-X, which refers in turn to the definition of a business in Rule 11-01(d).  Rule 11-01(d) states that the term “business” should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.  The following is a list of attributes the Company considered in determining whether the assets it acquired constituted a business:

•	Whether the nature of the revenue-producing activity will generally remain the same after the acquisition.

•	Upon the completion of the acquisition, the Company continued selling to and supporting existing customer relationships.

•
Whether any of the following attributes will remain after the acquisition: the facilities, employee base, market distribution system, sales force, customer base, operating rights, production techniques, or trade names.

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
June 2, 2014

In this case, the Company retained all employees and full-time contractors as part of the acquisition to support the ongoing operations from all aspects of the business. These include the selling and marketing of the Select Mobile Money product, the continued development and enhancements to the platform and ongoing operational support for existing customers.  Based on the foregoing, the Company determined that the Select Mobile Money assets acquired constituted a business given that the revenue-producing activities of those assets remained the same after the acquisition.

The Company also reviewed ASC Topic 805 to determine whether the Select Mobile Money assets acquired constitute a business.  As explained below, the ASC guidance and the Regulation S-X rules, each lead the Company to the same conclusion.  ASC § 805-10-20 defines a business as an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants.  Below, the three elements of a business under the principles of Topic 805 are defined and considered in light of our Select Mobile Money acquisition:

•
Input:  Under Topic 805, an input is any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.  In our case, the assets acquired included all the intellectual property rights to a software platform used in and focused on the prepaid credit card industry.  In addition, the Company acquired certain employees who were responsible for the development, support, marketing and sales of the technology.

•
Process:  Under Topic 805, a process is any system, protocol, convention, or rule that, when applied to one or more inputs, creates or has the ability to create outputs.  In our case, the operational activities surrounding the set of Select Mobile Money assets acquired included an existing organized workforce whose skills and experience included the ability to prospect and sign customer contracts to sell the software platform referred to above (i.e., the input) through existing relationships and channels.

•
Output:  Under Topic 805, an output is the result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of a dividend, lower costs, or other economic benefits directly to investors or other owners, members or participants.  In our case, it is clear that the output generated from the application of operational processes to the input (software platform) resulted in the generation of revenue.  In fiscal year 2013, approximately $1.0 million in revenues were generated from sales of the software platform product.

Based on the above guidance and analysis, the Company determined that the assets acquired from Device Fidelity, Inc. constituted a business.

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
June 2, 2014

Based on the conclusion that the Company acquired a business, the Company next considered Rule 8-04 of Regulation S-X to determine what financial information about the acquired business is required.  In this regard, the Company considered significance first, and initially conducted the “investment test” under Rules 1-02(w) and 3-05(b)(2) of Regulation S-X.  In this regard, the total amount of upfront and contingent consideration paid and payable by the Company for the Select Mobile Money business aggregates to approximately $2.1 million, representing approximately 127% of the Company’s assets at 2013 fiscal year end.  A computation appears below:

Investment Test

Initial Consideration	$1,025,000
Contingent Consideration	$1,000,000
Total Consideration	$2,025,000
Total Cachet Financial Solutions, Inc. Assets 12/31/2013	$1,593,327

Percentage of Consideration to Cachet's FY2013 Assets	127%

Based on the above, the Company determined that (i) it was not necessary to complete the asset test or income tests under Rule 1-02(w), and (ii) audited financial information for the two most recently completed fiscal years (and any interim periods) was required under Rule 3-05(b)(2)(iii).

On May 19, 2014, the Company filed an amendment to its Current Report on Form 8-K with the Commission.  The amended report contains audited abbreviated financial statements together with unaudited pro forma combined consolidated financial information.  On May 20, 2014, the Company received a letter from the Commission’s Division of Corporation Finance granting the Company permission to substitute the audited abbreviated financial statements of the Select Mobile Money business in lieu of full audited financial statements.  A copy of that letter is enclosed herewith.  In the Amendment, the Company has included the audited abbreviated financial statements and unaudited pro forma consolidated financial information that was filed in the May 19, 2014 amended current report.

Should you have any questions or comments regarding the foregoing, please direct them to the undersigned by telephone at (612) 672-8305, or by facsimile at (612) 642-8305; or to Darin McAreavey, the Company’s Chief Financial Officer by telephone at (952) 698-5214, or by facsimile at (952) 698-6999.

Best regards,

/s/ Paul D. Chestovich
Paul D. Chestovich